AZURE PRINTED HOMES, INC.

STOCK RESTRICTION AGREEMENT

This Stock Restriction Agreement (this "Agreement"), dated in the signature page (the "Effective Date"), is entered into between Azure Printed Homes, Inc., a Delaware corporation (the "Company") and the subscriber indicated on the signature page of this agreement ("Subscriber")

WHEREAS, the Subscriber holds shares of the Company's Class B Common Stock, par value $0.001 per share (the "Common Stock"; such shares, the "Restricted Stock"); and

WHEREAS, the Company desires to restrict the transfer of the Restricted Stock and to obtain certain related rights with respect thereto, and the Subscriber agrees to hold the Restricted Stock subject to this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

1. Transfer Restrictions. The Subscriber shall not sell, assign, pledge or otherwise transfer (voluntarily or involuntarily) any of the Restricted Stock except as provided herein. The transfer restrictions and obligations set forth in this Agreement and any applicable Subscribers agreements shall continue until terminated as provided herein.

2. Market Stand-Off. Following the effective date of a registration statement of the Company filed under the Securities Act of 1933, the Subscriber, for the duration specified by and to the extent requested by the Company and an underwriter of Common Stock or other securities of the Company, shall not directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase, or otherwise transfer or dispose of (other than to a transferee who agrees to be similarly bound) any securities of the Company held by the Subscriber at any time during such period except Common Stock (or other securities) included in such registration, provided however, that the restrictions set forth in this Section 2 shall be applicable only:

(a) to the first such registration statement of the Company which covers Common Stock (or other securities) to be sold on its behalf to the public in an underwritten offering; and

(b) if all officers and directors of the Company and all persons with registration rights with respect to the Company's capital stock enter into similar agreements.

3. Adjustment of Shares. Notwithstanding anything contained herein to the contrary, in the event of any change in the Common Stock resulting from a corporate transaction including, but not limited to, a subdivision or consolidation, reorganization, recapitalization, merger, share split, reverse share split, share distribution, combination of shares or the payment of a share dividend, the Restricted Stock shall be treated in the same manner in any such transaction as other Common Stock. Any Common Stock or other securities received by the

Subscriber as a result of such transaction with respect to the Restricted Stock shall be subject to the restrictions and conditions set forth herein.

4. Rights as Subscriber; Drag-Along Right; Right of First Refusal.

(a) Subject to Section 1 hereof, the Subscriber shall be entitled to all of the rights of a Subscriber with respect to the Restricted Stock as of the Effective Date, including, but not limited to, the right to vote such shares and receive dividends and other distributions payable with respect to same. The Subscriber agrees and acknowledges that the Restricted Stock will be subject to the terms and conditions set forth in this Section 4.

(b) Drag-Along Right.

(i) Notwithstanding anything contained herein to the contrary, if at any time a Subscriber of the Company, or a group of Subscribers, owning at least a majority of the capital stock of the Company (hereinafter, collectively the "Transferring Subscribers") proposes to enter into any transaction resulting in a change in control of the Company (a "Change in Control") that involves the sale, assignment, tender or transfer of capital stock, the Company or the Transferring Subscribers may require the Subscriber to participate in such Change in Control transaction with respect to all or such number of the Subscriber's Restricted Stock as the Company or the Transferring Subscribers may specify in its or their discretion, by giving the Subscriber written notice thereof at least ten (10) days in advance of the date of the transaction or the date that tender is required, as the case may be. Upon receipt of such notice, the Subscriber shall tender the specified number of Restricted Stock, at the same price and upon the same terms and conditions applicable to the Transferring Subscribers in the transaction or, in the discretion of the acquiror or successor to the Company, upon payment of the purchase price to the Subscriber in immediately available funds. In addition, if at any time the Company and/or any Transferring Subscribers propose to enter into any Change in Control transaction, the Company may require the Subscriber to vote in favor of such transaction, where approval of the Subscribers is required by law or otherwise sought, by giving the Subscriber notice thereof within the time prescribed by law and the Company's Certificate of Incorporation and the Company's bylaws (the "Bylaws") for giving notice of a meeting of Subscribers called for the purpose of approving such transaction. If the Company requires such vote, the Subscriber agrees that it will, if requested, deliver its proxy to the person designated by the Company to vote its Restricted Stock in favor of such Change in Control transaction.

(ii) The Subscriber hereby constitutes and appoints a designee of the Transferring Subscribers as its proxy and hereby gives a power of attorney to such designee, with full power of substitution, with respect to the matters set forth herein, and hereby authorizes the designee to represent and to vote, if and only if the Subscriber (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner that is inconsistent with the terms of this Agreement, all of the Subscriber's Restricted Stock in favor of approval of any Change in Control pursuant to and in accordance with the terms and provisions of this Section 4(b). Each proxy and power of attorney given pursuant to this Section 4(b) is given in consideration of the agreements and covenants of the Company, and as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires. The Subscriber hereby revokes any and all previous proxies or powers of attorney with respect to the Restricted Stock and shall not hereafter, unless this Agreement terminates or expires, purport to

give any other proxy or power of attorney with respect to any of the Restricted Stock, deposit any of the Restricted Stock into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, give any proxy or give instructions with respect to the voting of any of the Restricted Stock, in each case, with respect to any of the matters set forth herein.

(iii) In the event that the Subscriber has entered into, or subsequently enters into, another agreement with the Company with respect to drag-along rights or any other rights and/or obligations substantially similar to those set forth in this Section 4(b), the Subscriber and the Company agree and acknowledge that this Section 4(b) shall be automatically voided and shall have no further legal binding effect on either the Subscriber or the Company.

(c) Right of First Refusal.

(i) Notice Requirement. If at any time the Subscriber proposes to sell, pledge, assign, encumber, donate or otherwise transfer or assign for cash, cash equivalents or any other form of consideration (including a promissory note) pursuant to a bona fide offer from any third party all or any part of its Restricted Stock (the "Offered Restricted Stock"), the Subscriber shall first give written notice of the proposed transfer (the "Transfer Notice") to the Company. The Transfer Notice shall name the proposed transferee(s) and state the number of shares to be transferred, the price per share and all other material terms and conditions of the transfer.

(ii) Company Purchase. For fifteen (15) days following its receipt of such Transfer Notice, the Company shall have the right to purchase all or any lesser part of the Offered Restricted Stock at the price and upon the terms and conditions set forth in the Transfer Notice. In the event the Company elects to purchase all or any lesser part of the Offered Restricted Stock, it shall give written notice of its election to the Subscriber within such 15-day period, and the settlement of the sale of such Offered Restricted Stock shall be made as provided below in Section 4(c)(iii) of this Agreement.

(iii) Settlement. If the Company elects to acquire all or any lesser part of the Offered Restricted Stock, the Company shall so notify the Subscriber, and settlement shall be made at the principal office of the Company in cash within thirty (30) days after the Company receives the Transfer Notice; provided, however, if the terms of payment set forth in the Subscriber's Transfer Notice were other than cash against delivery, the Company may pay for such Offered Restricted Stock on the same terms and conditions set forth in the Transfer Notice.

(iv) Sales Free of Restrictions. If the Company does not elect to purchase all of the Offered Restricted Stock and the Subscriber is not otherwise prohibited from transferring such Restricted Stock pursuant to any other agreements with the Company, including this Agreement, the Subscriber may, not sooner than fifteen (15) nor later than sixty (60) days following the Company's receipt of the Transfer Notice, enter into an agreement providing for the closing of the transfer of the Offered Restricted Stock not purchased by the Company to the proposed transferee(s) named in the Transfer Notice within thirty (30) days of the date such agreement is entered into on the same terms and conditions as those described in the Transfer Notice. Any proposed transfer on different terms and conditions than those described in the Transfer Notice, as well as any subsequent proposed transfer of any of the Restricted Stock, shall

again be subject to the right of first refusal of the Company and shall require compliance by the Subscriber with the procedures described in this Section 4.

(v) Exempt Transactions. The following transactions shall be exempt from the provisions of this Section 4(c): any transfer pursuant to a registration statement filed by the Company with the Securities and Exchange Commission. Notwithstanding anything to the contrary contained elsewhere in this Section 4, except with respect to a transfer pursuant to this Section 4(c)(v), any proposed transfer shall receive the Company's prior written consent to any proposed transfer and any permitted transferee hold such Restricted Stock subject to the provisions of this Agreement, and, as a condition of such transfer, (A) shall deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (B) if requested by the Company, the Subscriber shall furnish the Company with an opinion of counsel, in form and substance reasonably satisfactory to the Company, from counsel reasonably satisfactory to the Company, to the effect that such transfer is exempt from the registration requirements of the Securities Act of 1933, as amended, and the qualification or registration requirements of any applicable state securities laws.

(vi) Compliance. In the event of a conflict between this Agreement and the Bylaws containing a preexisting right of first refusal, the terms of the Bylaws will control and compliance with the Bylaws shall be deemed compliance with this Section 4.

(vii) Termination of Restrictions on Transfer. The foregoing restrictions on transfer shall terminate upon the closing of the first public offering of securities of the Company that is effected pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933. In the event that the Subscriber has entered into, or subsequently enters into, another agreement with the Company with respect to rights of first refusal or any other rights and/or obligations substantially similar to those set forth in this Section 4(c), the Subscriber and the Company agree and acknowledge that this Section 4(c) shall be automatically voided and shall have no further legal binding effect on either the Subscriber or the Company.

5. Restrictive Legends and Stop-Transfer Orders.

(a) Legends and Notices; Certificated and Uncertificated Shares. Any certificate or certificates representing the shares, or notice or notices of issuance related to uncertificated shares, shall bear the following legends or notices, as applicable (as well as any legends or notices, as applicable, required by applicable state and federal corporate and securities laws):

(i) "THE SECURITIES REPRESENTED HEREBY OR REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(ii) "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION AND/OR THE STOCK RESTRICTION AGREEMENT BETWEEN THE CORPORATION AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION. BEFORE ANY TRANSFER OF THESE SHARES, THE HOLDER MUST FIRST OFFER THEM TO THE CORPORATION AND/OR ITS ASSIGNEE(S) UNDER THE TERMS AND CONDITIONS SET FORTH IN SUCH BYLAWS AND/OR AGREEMENT."

(b) Stop-Transfer Notices. The Subscriber agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c) Refusal to Transfer. The Company shall not be required (i) to transfer on its books any shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such shares shall have been so transferred.

(d) Legend and Notice Removal. When all of the following events have occurred, the shares then held by the Subscriber will no longer be subject to the legend or notice specified in Section 5(a) and the Company will remove any stop-transfer notices associated with the transfer restrictions imposed by this Agreement:

(i) the termination of the right of first refusal under Section 4(c);

(ii) the expiration or termination of the lock-up provisions of Section 2 (and of any agreement entered into pursuant to Section 2); and

(iii) the termination of the waiver of statutory information rights of Section 8.

After such time, and upon the Subscriber's request, a new notice or notices of issuance relating to uncertificated shares of Restricted Stock, or a new certificate or certificates representing the Restricted Stock, shall be issued without the legend or notice specified in Section 5(a) and delivered to the Subscriber.

6. Subscriber Representations. The Subscriber has reviewed with its own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement. The Subscriber is relying solely on such advisors and not on any statements or representations of the Company or any of its agents, if any, made to the Subscriber. The Subscriber understands that the Subscriber (and not the Company) shall be responsible for the

Subscriber's own tax liability arising as a result of the transactions contemplated by this Agreement.

7. Notices. All notices and other communications given or made hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. Subject to the limitations set forth in Section 232(e) of the General Corporation Law of the State of Delaware (the "DGCL"), the Subscriber consents to the delivery of any notice or communications to Subscribers given by the Company under this Agreement, the DGCL or the Company's Certificate of Incorporation or Bylaws by (i) facsimile telecommunication to the facsimile number set forth in this Agreement (or to any other facsimile number for the Subscriber in the Company's records), (ii) electronic mail to the electronic mail address for the Subscriber in the Company's records, (iii) posting on an electronic network together with separate notice to the Subscriber of such specific posting or (iv) any other form of electronic transmission (as defined in the DGCL) directed to the Subscriber.

8. Waiver of Statutory Information Rights. The Subscriber acknowledges and understands that, but for the waiver made herein, the Subscriber would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's stock ledger, a list of its Subscribers, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in Section 220 of the DGCL (any and all such rights, and any and all such other rights of the Subscriber as may be provided for in Section 220, the "Inspection Rights"). In light of the foregoing, until the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, the Subscriber hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220 or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver applies to the Inspection Rights of the Subscriber in the Subscriber's capacity as a Subscriber and shall not affect any rights of a director, in such director's capacity as such, under Section 220. The foregoing waiver shall not apply to any contractual inspection rights of the Subscriber under any written agreement with the Company.

9. Governing Law. This Agreement and all matters arising directly or indirectly herefrom shall be construed under the laws of the State of Delaware, without regard to conflict of laws principles.

10. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to the subject matter of this Agreement.

11. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and the Subscriber and their respective permitted successors, assigns and representatives. This Agreement is personal to the Subscriber, except for permitted transfers of Restricted Stock under Section 4, and may not be assigned by the Subscriber without the prior consent of the Company. Any attempted assignment in violation of this Section shall be null and void.

12. Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Subscriber.

13. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by electronic transmission or facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

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